SUN LIFE FINANCIAL INC. FORM OF SHAREHOLDER PROXY for the May 19, 2004 Annual Meeting

See reverse side for instructions for submitting your proxy

The UNDERSIGNED shareholder of SUN LIFE FINANCIAL INC. (the “Corporation”) hereby appointsWilliam W. Stinson, Chairman of the Board, or failing him, Bertin F. Nadeau, Chairman of the Governance Committee, or failing him, a director of the Corporation appointed by the directors present at the meeting, or instead of any of the foregoing,                      as the proxy holder of the undersigned to attend, vote and act on behalf of the undersigned at the Annual Meeting of the Corporation to be held on May 19, 2004 and at a continuation of the meeting after any adjournment thereof, to the same extent and with the same powers as if the undersigned were personally present at such meeting or any such continuation thereof. A shareholder has the right to appoint a person other than those designated above by inserting the name of such person in the space provided above. Further particulars on all matters listed below can be found in the Management Information Circular dated April 2, 2004.

The directors and management recommend shareholders vote FOR the matters below. Unless otherwise specified, the proxy holders designated by the directors and management intend to vote FOR the matters below:

1. AMENDMENT TO BY-LAW NO. 1		☐ FOR ☐ AGAINST
re: Retirement of Directors

2. AMENDMENT TO BY-LAW NO. 1		☐ FOR ☐ AGAINST
re: Maximum Directors’ Compensation

3. ELECTION OF DIRECTORS UNTIL THE CLOSE OF THE ANNUAL MEETING HELD IN 2005:

01. Robert M. Astley	06. Madeleine M. Paquin

02. William R. Fatt	07. C. James Prieur

03. Germaine Gibara	08. Donald A. Stewart

04. Stanley H. Hartt	09. William W. Stinson*

05. Ronald W. Osborne	10. W. Vickery Stoughton

* If the first amendment to By-Law No. 1 is not approved, William W. Stinson will not be a nominee. To withhold your vote for an individual nominee, strike a line through that nominee’s name.

☐ FOR all nominees listed above (except as marked to the contrary)
☐ WITHHOLD for all director nominees listed above

4. APPOINTMENT OF DELOITTE & TOUCHE LLP AS AUDITORS		☐ FOR ☐ WITHHOLD

Signature – all shareholders must sign	Date (dd/mm/yy)

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Notes to the Form of Proxy

This form of proxy is solicited by and on behalf of the Board of Directors and management. This proxy is valid only for the Annual Meeting on May 19, 2004, and a continuation of the Annual Meeting after any adjournment thereof.

a)	If the shareholder intends to vote by proxy, this form of proxy must be signed and dated by the shareholder. All signatures should agree with the names on this proxy. If the shareholder is a corporation, it must be signed by a duly authorized signing officer whose title should be provided.

b)	If this form of proxy is signed pursuant to a power of attorney, written evidence of the appointment of the attorney must be returned with the completed proxy.

c)	Should any of the nominees named in paragraph 3 of this proxy be unable to serve as a director for any reason, the proxy holder reserves the right to vote for another nominee in his or her discretion unless the proxy holder has been specifically instructed on this form of proxy to withhold the vote for the election of directors.

d)	This form of proxy confers discretionary authority upon the proxy holder with respect to matters that may properly come before the meeting.

e)	A duly completed form of proxy or alternate form of submission as described below, must be received by the Corporation transfer agent and registrar, CIBC Mellon Trust Company, no later than 4:30 pm (Toronto time) on Monday, May 17, 2004 or two business days prior to a continuation of the meeting after any adjournment.

f)	This proxy must be delivered in accordance with the provisions set out in the Management Information Circular dated April 2, 2004.

Instructions For Submitting Your Proxy

By Mail:	Mark, sign, date and return in the envelope provided.
By Fax:	Mark, sign, date and fax to 416-368-2502.

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